Exhibit 21.1

COMMUNITY BANCORP
LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation of Organization

Community Bank of Nevada	Nevada
Community Bank of Arizona	Arizona
Community Bancorp (NV) Statutory Trust II	Connecticut
Community Bancorp (NV) Statutory Trust III	Delaware